

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2013

<u>Via E-Mail</u>
Amy L. Bertauski
Chief Financial Officer
LRI Holdings, Inc.
3011 Armory Drive, Suite 300
Nashville, Tennessee 37204

   Re: LRI Holdings, Inc.
     Form 10-K for Fiscal Year Ended July 29, 2012
     Filed October 23, 2012
     File No. 333-173579

Dear Ms. Bertauski:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Lyn Shenk for

       David R. Humphrey
       Accounting Branch Chief